SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)1

Trans World Entertainment Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
89336Q100
(CUSIP Number)
Lloyd I. Miller, III, 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida, 33405 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 10, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 7 pages

_____________________________

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	89336Q100	13D/A1	Page 2 of 7

1	NAME OF REPORTING PERSON
Lloyd I. Miller, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,341,677
	8	SHARED VOTING POWER
314,525
	9	SOLE DISPOSITIVE POWER
6,341,677
	10	SHARED DISPOSITIVE POWER
314,525

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,656,202
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.4%

14	TYPE OF REPORTING PERSON*
IN-OO

SCHEDULE 13D/A1

This constitutes Amendment No. 1 (the “Amendment No. 1”) to the statement on Schedule 13D filed on behalf of Lloyd I. Miller, III (“Mr. Miller” or the “Reporting Person”), dated and filed January 26, 2015 (the “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of Trans World Entertainment Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 38 Corporate Circle, Albany, New York 12203. This Amendment No. 1 is being filed to report that, since the filing of the Statement, a material change occurred in the percentage of Common Stock beneficially owned by Mr. Miller. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Miller is the managing member of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-1 (“Trust A-1”), Trust A-2 (“Trust A-2”), Trust A-3 (“Trust A-3”), and Trust A-4 (“Trust A-4 and, collectively with Trust A-1, Trust A-2 and Trust A-3, the “Trusts”). The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, which are Trust A-1, Trust A-2. Trust A-3 and Trust A-4. The Trusts were further reformed by Order of the Delaware Chancery Court dated December 29, 2010 pursuant to which Milfam LLC was appointed advisor to the Trusts. All of the shares of Common Stock purchased by Trust A-1 were purchased with funds generated and held by Trust A-1. The aggregate purchase price for the shares of Common Stock purchased by Trust A-1 was approximately $93,694.00. All of the shares of Common Stock purchased by Trust A-2 were purchased with funds generated and held by Trust A-2. The aggregate purchase price for the shares of Common Stock purchased by Trust A-2 was approximately $8,128.00. All of the shares of Common Stock purchased by Trust A-3 were purchased with funds generated and held by Trust A-3. The aggregate purchase price for the shares of Common Stock purchased by Trust A-3 was approximately $246,352.00. All of the shares of Common Stock purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the shares of Common Stock purchased by Trust A-4 was approximately $8,153,747.00.

Mr. Miller is the managing member of Milfam LLC which is the general partner of (i) Milfam I L.P. (“Milfam I”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I L.P., dated December 11, 1996, and (ii) Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996.

Milfam I: All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam I were purchased with money contributed to Milfam I by its partners or money generated and held by Milfam I. The aggregate purchase price for the Shares purchased by Milfam I was approximately $5,495.00.

Milfam II: All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was approximately $10,316,482.00.

All of the shares of Common Stock purchased by Mr. Miller on his own behalf were purchased with personal funds generated and held by Mr. Miller. The purchase price for the shares of Common Stock purchased by Mr. Miller on his own behalf was approximately $3,290,651.00.

Pursuant to an Irrevocable Trust Agreement MILGRAT (A10) (“MILGRAT (A10)”), dated as of June 3, 2014, Mr. Miller was named as the trustee to MILGRAT (A10). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT (A10) were contributed to MILGRAT (A10) by its grantor, Catherine C. Miller.

Pursuant to an Irrevocable Trust Agreement MILGRAT (T10) (“MILGRAT (T10)”), dated as of July 7, 2015, Mr. Miller was named as the trustee to MILGRAT (T10). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT (T10) were contributed to MILGRAT (T10) by its grantor, Catherine C. Miller.

Mr. Miller is an agent under a general durable power of attorney dated April 9, 2015, with respect to Shares held in a trust account (the “Trust Account”). All of the Shares held by the Trust Account were purchased with funds generated and held by the Trust Account. The aggregate purchase price for the shares of Common Stock purchased by the Trust Account was approximately $773,132.00.

Mr. Miller is the manager of LIMFAM LLC (f/k/a Milfam NG LLC) (“LIMFAM LLC”), a Delaware limited liability company. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the manager for LIMFAM LLC were purchased with funds generated and held by LIMFAM LLC. The aggregate purchase price for the shares of Common Stock Mr. Miller is deemed to beneficially own as manager of LIMFAM LLC was $16,150.00.

Milfam LLC is the manager of AMIL of Ohio, LLC (“AMIL”), an Ohio limited liability company established pursuant to the Operating Agreement of AMIL of Ohio, LLC, effective as of May 14, 2010. All of the Shares Mr. Miller is deemed to beneficially own as Manager of Milfam LLC, which is the manager of AMIL, were purchased with money generated and held by AMIL. The aggregate purchase price for the shares of Common Stock purchased by AMIL was approximately $212,185.00.

Mr. Miller is the trustee for a certain generation skipping trust, Catherine Miller GST (the “Catherine GST”). All of the Shares Mr. Miller is deemed to beneficially own as the trustee for Catherine GST were purchased with funds generated and held by the Catherine GST. The aggregate purchase price for the Shares Mr. Miller is deemed to beneficially own as trustee of the Catherine GST was approximately $35,525.00.

Mr. Miller is the trustee for a certain generation skipping trust, Kimberly Miller GST (the “Kimberly GST”). All of the Shares Mr. Miller is deemed to beneficially own as the trustee for Kimberly GST were purchased with funds generated and held by the Kimberly GST. The aggregate purchase price for the Shares Miller is deemed to beneficially own as trustee of the Kimberly GST was approximately $34,985.00.

Mr. Miller is the trustee for a certain generation skipping trust, Lloyd I. Miller, III GST (the “Lloyd GST”). All of the Shares Mr. Miller is deemed to beneficially own as the trustee for Lloyd GST were purchased with funds generated and held by the Lloyd GST. The aggregate purchase price for the Shares Miller is deemed to beneficially own as trustee of the Lloyd GST was approximately $35,345.00.

Mr. Miller is the grantor and co-trustee of a trust in favor of Alexandra Miller and Lloyd I. Miller, IV (the “KSMTR”). As investment counsel, Miller may exercise sole rights to vote and dispose of Shares. The purchase price for the Shares held by the KSMTR was approximately $76,622.00.

Mr. Miller shares investment and dispositive power with his spouse (the “Spouse Account”). All of the Shares held by the Spouse Account were purchased with funds generated and held by the Spouse Account. The aggregate purchase price for the shares of Common Stock purchased by the Spouse Account was approximately $140,532.00.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and reflect certain cost basis adjustments.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Mr. Miller may be deemed to beneficially own 6,656,202 shares of Common Stock, which is equal to approximately 21.4% of the outstanding shares, based on 31,074,977 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-Q filed on December 10, 2015. As of the date hereof, 27,197 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-1, 4,000 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-2, 112,791 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-3, 2,029,867 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-4, 1,561 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Milfam I, 2,460,122 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Milfam II, 5,000 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by LIMFAM LLC, 148,094 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by MILGRAT (A10), 319,605 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by MILGRAT (T10), 278,494 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by the Trust Account, 35,002 of such beneficially owned shares of Common Stock are owned of record by AMIL, 6,000 of such beneficially owned shares of Common Stock are owned of record by Catherine GST, 6,000 of such beneficially owned shares of Common Stock are owned of record by Kimberly GST, 6,000 of such beneficially owned shares of Common Stock are owned of record by Lloyd GST, 24,000 of such beneficially owned shares of Common Stock are owned of record by KSMTR, 36,031 of such beneficially owned shares of Common Stock are owned of record by the Spouse Account, and 1,156,438 of the shares of Common Stock beneficially owned by Mr. Miller are owned by Mr. Miller directly.

(b) Mr. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Trust A-1, A-2, Trust A-3, Trust A-4, MILGRAT (T10), MILGRAT (A10), Milfam I, Milfam II, LIMFAM LLC, KSMTR, AMIL, Catherine GST, Kimberly GST, Lloyd GST, and Mr. Miller directly. Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by the Spouse Account and the Trust Account.

(c) The following table details the transactions effected by Mr. Miller in the past 60 days.

	Trust M-2
Date of Transaction	Number of Shares Purchased	Price Per Share
December 9, 2015	9,356	$3.50
December 10, 2015	19,994	$3.46098*
December 14, 2015	10,198	$3.30

	Trust A-1
Date of Transaction	Number of Shares Purchased	Price Per Share
December 7, 2015	9,486	$3.50
December 8, 2015	7,513	$3.50
December 11, 2015	10,198	$3.30

*The price is a weighted average price. The prices actually paid ranged from $3.40 to $3.50 per share.

(d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2015

By: /s/ Lloyd I. Miller, III

Lloyd I. Miller, III